Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the proxy statement/prospectus, which is referred to and made part of this Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-185747) of Freeport-McMoRan Copper & Gold Inc. for the registration of shares of its common stock, and to the incorporation by reference therein of our reports dated February 27, 2012, with respect to the consolidated financial statements and schedule of Freeport-McMoRan Copper & Gold Inc., and the effectiveness of internal control over financial reporting of Freeport-McMoRan Copper & Gold Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona

February 8, 2013